SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                       for the period ended 02 July 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------



July 2, 2004

                     BP Second Quarter 2004 Trading Update

This trading update is aimed at providing certain estimates regarding revenue and trading conditions experienced by BP in the second quarter ending June 30, 2004, and certain identified non-operating items expected to be included in that quarter's result. The second quarter margin, price, realisation, cost, production and other data referred to below are currently provisional, some being drawn from figures applicable to the first month or so of the quarter. All such data are subject to change and may differ quite considerably from the final numbers that will be reported on July 27, 2004. The statement is produced in order to provide greater disclosure to investors and potential investors of currently expected outcomes, and to ensure that they all receive equal access to the same information at the same time.

Resources Business : Exploration and Production

Marker Prices                            2Q'04   1Q'04     4Q'03     2Q'03

Brent Dated ($/bbl)                      35.32   32.03     29.43     26.03

WTI ($/bbl)                              38.28   35.30     31.15     29.02

ANS USWC ($/bbl)                         36.99   34.22     29.43     27.04

US gas Henry Hub first of month index
($/mmbtu)                                 6.00    5.69      4.58      5.40

UK gas price - National Balance Point
(p/therm)                                20.70   24.59     27.30     17.44

Overview : Exploration and Production

Overall BP production in 2Q'04 is expected to be around 3,950 mboed, up by some 17 per cent from 3,366 mboed in 2Q'03, but down by 2 per cent from 4,016 mboed in 1Q'04. Average production for 2004 as a whole is expected to be over 4 mboed, an increase of more than 10 per cent compared to 2003, as indicated in BP's Strategy Presentation on 29 March 2004.

Profit centres excluding Russia:
Production in 2Q'04, excluding volumes from our Russian operations, is expected to be approximately 3,060 mboed, compared to 3,253 mboed in 2Q'03. The decrease relative to 2Q'03 is due primarily to divestments. 2Q'04 production is expected to be below the 1Q'04 level of 3,184 mboed due to lower seasonal gas takes in the North Sea; planned maintenance in Alaska, the Middle East and North Sea; plus unplanned shutdowns at the Mars platform in the Gulf of Mexico and in Trinidad, which impacted production by around 35 mboed.

Relative to 1Q'04, liquids realisations moved in line with marker prices. Relative to 1Q'04, gas differentials in North America moved in line with the Henry Hub marker, but gas realisations in the UK decreased significantly from 1Q'04 due to seasonality. Costs rose relative to 1Q'04 due to seasonal maintenance activity, and planned revenue investment in well work and seismic. The 2Q'04 impact of Unrealised Profit in Stock (UPIS) is expected to reduce earnings by approximately $70m.

Russia

Production in mboed             2Q'04*    1Q'04       4Q'03       2Q'03**

TNK-BP: Oil                      813       766        669         631

TNK-BP: Gas                       77        66         51          46

Marker Prices

Urals (NWE - cif) ($/bbl)       32.43     29.01       27.90        24.10

Urals (Med - cif ) ($/bbl)      32.71     28.98       28.00        24.18

Domestic Oil ($/bbl)            19.79     17.08       17.21         7.44

* as at 25 June

**BP's acquisition of its 50 per cent share in TNK-BP was completed on August 29, 2003. BP completed the deal to include Alfa Group and Access-Renova's (AAR's) 50 per cent interest in Slavneft into TNK-BP on January 16, 2004. Production information for prior periods is shown for comparison purposes only. In 2Q'04, BP's net share of production from TNK-BP is anticipated to be approximately 890mboed, as shown in the table above. 2004 information includes TNK-BP's interest in Slavneft (2Q'04: 106 mboed of which 103 mboed oil / 3 mboed gas , 1Q'04: 89 mboed of which 86 mboed oil / 3 mboed gas).

During 2Q'04, Urals marker prices broadly tracked the rise in Brent. Domestic oil prices increased by $2.71/ bbl relative to 1Q, as additional export capacity in Russia is supporting a rise in domestic prices.

Customer facing Businesses

   *Refining and Marketing

Refining Indicator Margins ($/bbl)
                                           2Q'04    1Q'04    4Q'03    2Q'03
USA
- West Coast                                15.41    8.06     6.09     6.34
- Gulf Coast                                 9.18    6.92     3.53     3.59
- Midwest                                    9.01    4.67     2.89     4.73

North West Europe                            5.29    2.73     2.21     2.15

Singapore                                    2.80    3.42     2.20     0.66

Refining Global Indicator Margin* ($/bbl.)   7.89    4.62     3.14     3.27

*The refining Global Indicator Margin (GIM) is a weighted average based on BP's portfolio. Actual margins may vary because of refinery configuration, crude slate and operating practices.

During the second quarter, refining indicator margins reached new highs. Because of product spread movements and higher energy costs not reflected in the indicator margin calculation, these indicator margins are not an accurate guide to the actual margins experienced by BP in 2Q'04. The actual margin gains realised by BP's refineries are expected to be significantly below those indicated by the change in the Global Indicator Margin. Retail margins were under pressure from rises in crude prices and product costs for much of the quarter, but recovered as the quarter closed. Higher marketing expenses reflected new fuels product launches in Germany and Austria, and in the continued development of new lubricants offers.

   *Petrochemicals

Weighted Chemicals Indicator Margin ($/te)

2Q'04            1Q'04              4Q'03                 2Q'03

n/a              125                 109                   134

*The Chemicals Indicator Margin is a weighted average of externally-based product margins. It is based on market data collected by Nexant (formerly Chem Systems) in their quarterly market analyses, then weighted on BP's product portfolio. This is described more fully in the Group's quarterly results releases.

BP petrochemical margins and sales volumes improved from 1Q'04. However compared with 2Q'03, higher product realizations continue to be more than offset by foreign exchange pressures in Europe, higher energy costs, and increased feedstock prices.

Gas, Power and Renewables

Gas marketing margins are expected to be lower than 1Q'04 in North America and in the LNG business, offset by NGL margins which are expected to be higher than those in 1Q'04.
Identified non-operating items

In 2Q'04, non-operating items are expected to include a loss of around $115m pre-tax relating to the sale of certain upstream assets, and an impairment charge of $165m pre tax in respect of a gas asset in the USA and a field in the Gulf of Mexico Shelf.

Interest Expense

We expect interest expense to be broadly unchanged compared with 1Q'04.

Tax Rate

The effective tax rate for the quarter is expected to be around 35 per cent.

Gearing

Gearing for the quarter is expected to remain below the bottom end of our target 25-35 per cent band.

Share Purchases

During the quarter the company bought back for cancellation 225m shares for a total consideration of $2bn. Year to date the equivalent figures are 380m shares and $3.25bn respectively. Shares in issue as at June 28, 2004 were 21,794 million. BP has entered into an arrangement that will allow it to continue the share buy back program during the close period commencing July 1.

Rules of Thumb

The following rules of thumb can be used to estimate the impact of changes in the trading environment on BP's 2004 full yearpre-tax earnings. These rules of thumb are approximate. In particular the impact of large movements in the trading environment relative to that of 2003 may differ from those implied by the rules of thumb. Many other factors will affect BP's earnings quarter by quarter. Actual results in individual quarters may therefore differ significantly from the estimates implied by the application of these rules. Particular differences may arise between GIM and BP's realized refining margins due to crude price levels and differentials, product price movements and other factors.

2004 Operating Environment Rules of Thumb : pre tax per year

                                                           Full Year

Oil Price                                                    $570m

Brent +/- $1/bbl

Gas - Henry Hub +/- $ 0.10/mcf                               $110m

Refining - GIM +/- $ 1/bbl                                  $1120m

Petrochemicals - CIM +/- $10/te                              $200m

- ENDS -



                                         SIGNATURES





Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated: 02 July 2004                               /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary